Exhibit 12.1

DIAMONDBACK ENERGY, INC.
COMPUTATION OF RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009
			(in thousands)
Earnings
Income (loss) from continuing operations	$95,194	$17,307	$15,147	$9,181	$1,338
Interest expense	8,059	3,610	2,528	836	11
Income before fixed charges	$103,253	$20,917	$17,675	$10,017	$1,349
Fixed Charges
Interest expense	$8,059	$3,610	$2,528	$836	$11
Total fixed charges	$8,059	$3,610	$2,528	$836	$11
Earnings/fixed charge coverage ratio	12.8	5.8	6.9	11.9	122.6